June 29, 1995



BY EDGAR



Securities Exchange Commission
OFICS Filer Support
SEC Operations Center
6432 General Green Way
Alexandria, VA  22312-2413
Washington, DC  20549



Re: Lotus Development Corporation Profit Sharing and 401(k) Plan Annual Report on Form 11-K



Dear Sir or Madam:



Accompanying this electronic transmission for filing on behalf of Lotus Development Corporation, a Delaware corporation (the "Company"), pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Item 101 under Regulation S-T, is the Company's Annual Report on Form 11-K for the Lotus Development Corporation Profit Sharing and 401(k) Plan (formerly the Lotus Development Corporation Capital Accumulation Plan) (the "Plan").

In addition, please note that pursuant to Item 311 of Regulation S-T, the Company has submitted today the financial statements and related schedules for the Plan prepared in accordance with the financial reporting requirements of ERISA in paper under cover of Form S-E.

Kindly direct any comments or questions about these above referenced materials to the undersigned by telephone (617)
693-1403 or by fax at (617) 693-4814.



Sincerely yours,


/s/Larry J. Braverman
- ---------------------
Larry J. Braverman
Senior Corporate Counsel



enclosures
cc:     Thomas M. Lemberg, Esq., General Counsel

_________________________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC 20549



                				     FORM 11-K



                 				  ANNUAL REPORT

      		       PURSUANT TO SECTION 15(d) OF THE
	              SECURITIES EXCHANGE ACT OF 1934



(Mark One)

 __
/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended:     December 31, 1994

 __
/__/  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____to______



Commission file number:   0-11626



	A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Lotus Development Corporation Profit Sharing and 401k Plan


	B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



             			Lotus Development Corporation
			             55 Cambridge Parkway
             			Cambridge, MA  02142

__________________________________________________________________________

                 			REQUIRED INFORMATION


Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA have been filed in paper copy under cover of Form SE in accordance with Item 311 of Regulation S-T.


                  			    SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



      Lotus Development Corporation Profit Sharing and 401k Plan


Date:  June 28, 1995    By:/s/Russell Campanello
                     			   Russell Campanello, Trustee

__________________________________________________________________________

               			     EXHIBIT INDEX



Exhibit No.                             Description


    24                           Consent of Coopers & Lybrand


__________________________________________________________________________



               			       EXHIBIT 24



         		     CONSENT OF INDEPENDENT AUDITORS



	We consent to the incorporation by reference in the Registration Statement of Lotus Development Corporation on Form S-8 and in the related prospectus to the Lotus
Development Corporation Profit Sharing and 401(k)
Plan (File No. 33-15857) of our report dated May 19, 1995, on our audits of the financial statements of the Lotus Development
Corporation Profit Sharing and 401(k) Plan as of December 31, 1994 and 1993 and for the year ended December 31, 1994, which report is included in this Annual Report on Form 11-K.



                     					 /S/COOPERS & LYBRAND L.L.P.
					                         COOPERS & LYBRAND L.L.P.



Boston, Massachusetts
June 28, 1995